Mail Stop 6010

May 4, 2009

Dr. William A. Carter, M.D.
Chief Executive Officer
Hemispherx BioPharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

> **Re: Hemispherx BioPharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File Number 001-13441**

Dear Dr. Carter:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed April 30, 2009

1. We note your disclosure on pages 16-17 that you have entered into agreements regarding change in control with William A. Carter and Ransom W. Etheridge. Please expand your filing to provide the disclosure required by Item 402(j) of Regulation S-K. Please refer to Item 8 of Schedule 14A.

2. We note your disclosure on page 33 that you may issue the authorized but unissued shares that would be available as a result of the approval of Proposal 3 to (1) attempt to raise capital; (2) acquire additional assets; and/or (3) facilitate an agreement with a potential partner regarding the marketing, distribution or manufacturing of your products. Please expand your disclosure to provide a

discussion of any plans to raise capital, acquire additional assets, or enter into an agreement with a potential partner.

3. We note that you seek the approval of the Hemispherx 2009 Equity Incentive Plan. Please provide the disclosure required by Item 201(d) of Regulation S-K. Please refer to Item 10(c) of Schedule 14A.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director